EXHIBIT 11

STERLING BANCORP AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

	Years Ended December 31,
	2012	2011	2010
Distributed earnings allocated to common stock	$11,094	$11,055	$8,851
Undistributed earnings allocated to common stock	8,853	4,399	(4,429)
Net earnings allocated to common stock	$19,947	$15,454	$4,422
Weighted average common shares outstanding	30,828,293	30,038,047	24,492,279
Add dilutive effect of:
Stock options [1]	—	—	2,765
Adjusted for assumed diluted computation	30,828,293	30,038,047	24,495,044
Net income available to common shareholders, per average common share:
Basic	$0.65	$0.51	$ 0.18
Diluted	0.65	0.51	0.18

[1] Options issued with exercise prices greater than the average market price of the common shares for each of the years ended December 31, 2012, 2011 and 2010 have not been included in computation of diluted EPS for those respective years. As of December 31, 2012, 87,500 options to purchase shares at $17.99 were not included; as of December 31, 2011, 310,460 options to purchase shares between $14.60 and $17.99 were not included; as of December 31, 2010, 422,747 options to purchase shares at prices between $10.61 and $26.94 were not included.